

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2024

Michael T. Andriole
President and Chief Executive Officer
Chimerix, Inc.
2505 Meridian Parkway, Suite 100
Durham, NC 27713

>   **Re: Chimerix, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed February 29, 2024**
>   **File No. 333-277505**

Dear Michael T. Andriole:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Chris Edwards at 202-551-6761 with any questions.

   Sincerely,

   Division of Corporation Finance
   Office of Life Sciences

cc: Jason L. Kent, Esq.